July 11, 2005

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:	Open Solutions Inc.
Registration Statement on Form S-3 (File No. 333-124445)
Amendment No. 2

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Open Solutions Inc. (the “Company”) is Amendment No. 2 to the Registration Statement referenced above (as amended, the “Registration Statement”). This filing is being effected by direct transmission to the Securities and Exchange Commission’s EDGAR System.

It is the intent of the Company to have the Registration Statement declared effective as early as possible. Acceleration requests may be made orally, and the Company has authorized us to represent on its behalf that it is aware of its obligations under the Securities Act of 1933, as amended, with respect thereto.

Please contact the undersigned at 617-526-6630 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Brian M. Gordon

Brian M. Gordon

cc: Thomas N. Tartaro, Esq.